UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              PIER 1 IMPORTS, INC.
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    720279108
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson            John M. Reiss, Esq.              David M. Barbash, Esq.
           Arev                       Gregory Pryor, Esq.             Danika M. Haueisen, Esq.
      Bankastraeti 5                    White & Case LLP                 Nixon Peabody LLP
      101 Reykjavik               1155 Avenue of the Americas            437 Madison Avenue
   Republic of Iceland                 New York, NY 10036                New York, NY 10022
     +44 7843 462247                     (212) 819-8247                    (212) 940-3121
--------------------------------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January 25, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

SCHEDULE 13D

-------------------------------------
CUSIP No. 720279108
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Jakup a Dul Jacobsen

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                       (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Denmark
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    8,594,200(1)
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    8,594,200(1)
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,594,200(1)
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.90%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.

SCHEDULE 13D

-------------------------------------
CUSIP No. 720279108
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Lagerinn ehf

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                       (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC, BK, OO (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
--------- ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    8,594,200(1)
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    8,594,200(1)
------------------------------------------ -------- ----------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,594,200(1)
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.90%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------
(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through its direct ownership of certain shares of common stock and certain arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------------------------
CUSIP No. 720279108
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Kaupthing Bank hf.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                       (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC (see Item 3)
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER
                                                    4,251,800(1)
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    4,251,800(1)
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,251,800(1)
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [X]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.90%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          BK
--------- ----------------------------------------------------------------------
(1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through arrangements with Lagerinn ehf. Kaupthing Bank hf. hereby disclaims beneficial ownership of the shares of common stock of Pier 1 Imports, Inc. held by Lagerinn ehf other than pursuant to such arrangements. See Item 3.

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Statement"), relates to the common stock, $1.00 par value per share (the "Common Stock"), of Pier 1 Imports, Inc., a Delaware corporation (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on January 5, 2006, the principal executive offices of the Issuer are located at 100 Pier 1 Place, Fort Worth, Texas 76102.

Item 2.    Identity and Background

     (a) This statement on Schedule 13D is being filed by: (i) Jakup a Dul Jacobsen ("Jacobsen"), from the Faroe Islands and a citizen of Denmark who engages in activities and maintains holdings in a number of jurisdictions; (ii) Lagerinn ehf, a Republic of Iceland corporation ("Lagerinn"); and (iii) Kaupthing Bank hf., a Republic of Iceland Public Limited Company ("Kaupthing"). Jacobsen, Lagerinn and Kaupthing are hereinafter sometimes collectively referred to as the "Reporting Persons".

     (b) The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Kaupthing is Borgartun 19, IS-105 Reykjavik, Republic of Iceland

     (c) Jacobsen is an investor who engages in activities and maintains holdings in a number of jurisdictions and is the Chairman of Lagerinn.

     Lagerinn is wholly-owned by Jacobsen. Lagerinn is a holding company through which Jacobsen holds investments.

     Kaupthing is a commercial bank, registered in the Republic of Iceland.

     The attached Schedule A lists the executive officers and directors of Lagerinn and Kaupthing and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

     (d) During the past five years, neither Jacobsen or Lagerinn nor, to the best of Jacobsen's or Lagerinn's knowledge, any person named as a Lagerinn executive officer in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Kaupthing nor, to the best of Kaupthing's knowledge, any person named as a Kaupthing executive officer or outside director in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Jacobsen or Lagerinn nor, to the best of Jacobsen's or Lagerinn's knowledge, any person named as a Lagerinn executive officer in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither Kaupthing nor, to the best of Kaupthing's knowledge, any person named as a Kaupthing executive officer or outside director in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jacobsen is from the Faroe Islands and is a citizen of Denmark. Lagerinn is a Republic of Iceland corporation. Kaupthing is a Republic of Iceland Public Limited Company.

Item 3.  Source and Amount of Funds or Other Consideration

     Jacobsen and Lagerinn beneficially own 8,594,200 shares of Common Stock (the "Shares"). A total of 4,251,800 of the Shares were purchased by means of equity swap agreements between Lagerinn and Kaupthing described below. The aggregate purchase price of the 4,251,800 Shares beneficially owned by Jacobsen, Lagerinn and Kaupthing (the "Equity Swap Shares") was $48,110,498. The remainder of the Shares (4,342,400 Shares) are directly owned by Lagerinn. The aggregate purchase price of the Shares directly owned by Lagerinn was $44,992,429. The Equity Swap Shares were purchased by Kaupthing in accordance with equity swap agreements, by and between Kaupthing and Lagerinn (the "Equity Swap Agreements"). Lagerinn and Kaupthing may be deemed to be the beneficial owners of the Equity Swap Shares because they entered into the Equity Swap Agreements. Jacobsen may be deemed to beneficially own all the Shares because of his direct ownership of all the shares of Lagerinn.

     Kaupthing has purchased the Equity Swap Shares pursuant to the Equity Swap Agreements by using available working capital. Lagerinn has the right at any time to close out any of the Equity Swap Agreements and purchase the Equity Swap Shares underlying such Equity Swap Agreement. The Equity Swap Agreements expire on April 5, 2006 and April 30, 2006, respectively (which dates are collectively referred to as the "Closing Dates"). On each of the Closing Dates, or earlier if Lagerinn exercises its right to close out any of the Equity Swap Agreements, Lagerinn is obligated to purchase the Equity Swap Shares subject to the respective agreement from Kaupthing pursuant to such expired or closed-out Equity Swap Agreement. Lagerinn has the exclusive right to direct Kaupthing to vote and dispose of the Equity Swap Shares. Pursuant to the Equity Swap Agreements, Lagerinn bears the economic risk and benefit of the Equity Swap Shares. Any dividends paid on the Equity Swap Shares shall be paid to Lagerinn on the Closing Dates unless Lagerinn exercises its right to close out the Equity Swap Agreements early, at which point any dividends paid on such Equity Swap Shares will be paid to Lagerinn. If Lagerinn does not purchase the Equity Swap Shares by the Closing Dates, Kaupthing has the right to dispose of the Equity Swap Shares underlying such expired Equity Swap Agreement as it sees fit and shall pay to Lagerinn, with respect to the Equity Swap Shares purchased pursuant to each expired Equity Swap Agreement, the increase in value of such Equity Swap Shares from the date of such Equity

Swap Agreement (subject to certain offsets for fees and brokerage commissions). If Lagerinn does not purchase the Equity Swap Shares by the Closing Dates and the Equity Swap Shares decrease in value, Lagerinn shall pay to Kaupthing, pursuant to the Equity Swap Agreements, the amount of the decrease in value of such Equity Swap Shares from the date of such Equity Swap Agreement (together with certain fees and brokerage commissions). Lagerinn is also obligated to pay to Kaupthing (i) interest on the purchase price of the Equity Swap Shares purchased pursuant to the Equity Swap Agreements ranging from 5.7663% to 5.9355%; and (ii) certain fees. Jacobsen and Lagerinn have pledged certain assets other than the Shares to Kaupthing to secure Lagerinn's obligations under the Equity Swap Agreements. The foregoing summary of the Equity Swap Agreements is qualified in its entirety by reference to the Equity Swap Agreements, copies of English translations of which are filed as Exhibit B, Exhibit C and Exhibit D to this Statement. Lagerinn expects that it will purchase the Shares from Kaupthing by using available working capital.

     Lagerinn financed the purchase of the Shares directly owned by Lagerinn with funds borrowed through a loan from Landsbanki Islands hf. ("Landsbanki"). Pursuant to a committed revolving credit facility, dated February 6, 2006 between Lagerinn and Landsbanki, Lagerinn may borrow up to USD 50 million at a floating rate based on a spread over LIBOR (the "Loan Agreement"). Jacobsen and Lagerinn have pledged certain assets, including the Shares (other than the Equity Swap Shares), to Landsbanki to secure Lagerinn's obligations under the Loan Agreement. Landsbanki originally purchased 4,342,200 Shares on behalf of Lagerinn. Lagerinn then purchased such Shares from Landsbanki with the proceeds of the loan from Landsbanki. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit E to this Statement.

Item 4.  Purpose of Transaction

     The acquisition of the Shares by the Reporting Persons is for investment purposes. Lagerinn intends to monitor the Company's business, trading performance, operating results, financial position and prospects and may modify its plans in the future. In its capacity as a shareholder, Lagerinn has contacted and held discussions with members of the Company's management and may contact the Company's board of directors or management again in the future. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of February 6, 2006.

                                      Number of Shares         Number of Shares             Aggregate
                                  Beneficially Owned with   Beneficially Owned with         Number of         Percentage of
                                      Sole Voting and          Shared Voting and             Shares               Class
                                     Dispositive Power         Dispositive Power          Beneficially         Beneficially
                Name                                                                          Owned              Owned(1)
------------------------------------------------------------------------------------------------------------------------------

Reporting Persons                 0                            8,594,200                     8,594,200           9.90


Lagerinn ehf (2)                  0                            8,594,200                     8,594,200           9.90


Jakup a Dul Jacobsen (2)          0                            8,594,200                     8,594,200           9.90


Kaupthing Bank hf. (3)            0                            4,251,800                     4,251,800           4.90

(1) The percentages of Common Stock indicated in this table are based on the 86,812,032 shares of Common Stock outstanding as of January 3, 2006, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common

     Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2) Lagerinn may be deemed to be the beneficial owner of the Equity Swap Shares through arrangements with Kaupthing. Jacobsen may be deemed to be the beneficial owner of the Shares reported herein as beneficially owned by Lagerinn through his direct ownership of Lagerinn. See Item 3.

(3) Kaupthing may be deemed to be the beneficial owner of the Equity Swap Shares through arrangements with Lagerinn. Kaupthing hereby disclaims beneficial ownership of the Shares held by Lagerinn other than pursuant to such arrangements. See Item 3.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference. The transactions by Kaupthing listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Kaupthing Securities, Inc., a Delaware corporation and subsidiary of Kaupthing. The transactions by Landsbanki listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Bear, Stearns & Co., Inc., a Delaware corporation and brokerage firm.

     (d) Dividends on the Equity Swap Shares will be paid to Kaupthing, in relation to its respective holdings, as the record owner of the Equity Swap Shares at all times prior to the Closing Date. Any such dividends, however, are to be paid to Lagerinn on the Closing Date.

     Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

   Exhibit No.      Description

        A Agreement among Jacobsen, Lagerinn and Kaupthing, dated February 6, 2006 to file this Statement jointly on behalf of each of them.

        B Agreement Concerning Swap Agreement On Equity, dated October 31, 2005 by and between Kaupthing and Lagerinn.

        C Agreement Concerning Swap Agreement On Equity, dated November 13, 2005 by and between Kaupthing and Lagerinn.

        D Agreement Concerning Swap Agreement On Equity, dated December 9, 2005 by and between Kaupthing and Lagerinn.

        E Committed Revolving Credit Facility, dated February 6, 2006 between Lagerinn and Landsbanki.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

                                     JAKUP A DUL JACOBSEN


                                     /s/ Jakup a Dul Jacobsen
                                     --------------------------------------





                                     LAGERINN EHF


                                     /s/ Sigurdur Berntsson
                                     --------------------------------------
                                     Name:  Sigurdur Berntsson
                                     Title: Chief Financial Officer

                                     KAUPTHING BANK HF.


                                     /s/ Hannes Frimann Hrolfsson
                                     --------------------------------------
                                     Name:  Hannes Frimann Hrolfsson
                                     Title: Head of FX and Derivatives Sales
                                            Treasury of Kaupthing Bank Iceland


                                     /s/ Bjork Thorarinsdottir
                                     --------------------------------------
                                     Name:  Bjork Thorarinsdottir
                                     Title: Deputy Managing Director Corporate
                                            Banking Treasury of Kaupthing Bank
                                            Iceland

     SCHEDULE A
     ----------

     Executive Officers and Directors of Lagerinn ehf and Kaupthing Bank hf.

Name                             Citizenship                  Present Principal Occupation or        Business Address
                                                                         Employment
------------------------------------------------------------------------------------------------------------------------------------

Lagerinn ehf Executive Officers

Sigurdur Berntsson               Republic of Iceland          Chief Financial Officer of             Sundaborg 7
                                                              Lagerinn ehf                           104 Reykjavik
                                                                                                     Republic of Iceland

Jakup a Dul Jacobsen             Denmark                      Chairman of Lagerinn ehf               Sundaborg 7
                                                                                                     104 Reykjavik
                                                                                                     Republic of Iceland


Kaupthing Bank hf. Executive Officers

Hreidar Mar Sigurdsson           Republic of Iceland          Group Chief Executive Officer of       Borgartun 19
                                                              Kaupthing Bank hf                      IS-105 Reykjavik
                                                                                                     Republic of Iceland

Hannes Frimann Hrolfsson         Republic of Iceland          Head of FX and Derivatives Sales       Borgartun 19
                                                              Treasury of Kaupthing Bank Iceland     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Guomundur Porour                 Republic of Iceland          Managing Director Treasury of          Borgartun 19
Guomundsson                                                   Kaupthing Bank Iceland                 IS-105 Reykjavik
                                                                                                     Republic of Iceland

Sigurdur Einarsson               Republic of Iceland          Executive Chairman                     Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland


Kaupthing Bank hf. Outside Directors

Hjorleifur Thor Jakobsson        Republic of Iceland          CEO of Oliufelagio ehf                 Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Finnur Ingolfsson                Republic of Iceland          CEO of Vatryggingafelag Islands hf.    Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Name                             Citizenship                  Present Principal Occupation or        Business Address
                                                                         Employment
------------------------------------------------------------------------------------------------------------------------------------


Gunnar Pall Palsson              Republic of Iceland          President of Verzlunarmannafelag       Borgartun 19
                                                              Reykjavikur                            IS-105 Reykjavik
                                                                                                     Republic of Iceland

Brynja Halldorsdottir            Republic of Iceland          Chief Financial Officer                Borgartun 19
                                                              of BYKO                                IS-105 Reykjavik
                                                                                                     Republic of Iceland

Tommy Persson                    Kingdom of Sweden            CEO of Lansforsakringar AB             Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Asgeir Thoroddsen                Republic of Iceland          Attorney to the Supreme Court of       Borgartun 19
                                                              Iceland                                IS-105 Reykjavik
                                                                                                     Republic of Iceland

Niels de Coninck-Smith           Kingdom of Denmark           CEO of Ferrosan A/S                    Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Bjarnfredur H. Olafsson          Republic of Iceland          District Attorney                      Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

SCHEDULE B
----------

Transactions in the Shares by the Reporting Persons During the Past Sixty (60) Days






                       Date of                                  Average Price
          Name       Transaction        Amount of Shares        Per Share
--------------------------------------------------------------------------------


Kaupthing(1)          12/15/2005         405,000                 $10.2873

Landsbanki(2)          1/24/2006          80,000                  $9.1775

Landsbanki(2)          1/25/2006         400,000                  $9.5572

Landsbanki(2)          1/26/2006         425,000                  $9.7921

Landsbanki(2)          1/27/2006         500,000                 $10.0325

Landsbanki(2)          1/30/2006         500,000                  $9.9807

Landsbanki(2)          1/31/2006         374,900                 $10.7062

Landsbanki(2)          2/1/2006          500,000                 $10.8571

Landsbanki(2)          2/2/2006        1,100,000                 $10.7523

Landsbanki(2)          2/3/2006          462,500                 $10.8050

Lagerinn (3)           2/6/2006        4,342,400                 $10.3612

(1) Kaupthing purchased and holds the Kaupthing Shares pursuant to the Equity Swap Agreements. See Item 3.

(2) Landsbanki originally purchased the Shares indicated above at the request of Lagerinn. See Item 3.

(3) Lagerinn has purchased from Landsbanki all Shares originally purchased by Landsbanki with funds borrowed through a loan with Landsbanki. See Item 3.

EXHIBIT A
---------


                             JOINT FILING AGREEMENT


     This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $1.00 par value per share, of Pier 1 Imports, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



Dated:   February 6, 2006

                                           JAKUP A DUL JACOBSEN


                                           /s/ Jakup a Dul Jacobsen
                                           ----------------------------------





                                           LAGERINN EHF


                                           /s/ Sigurdur Berntsson
                                           ----------------------------------
                                           Name:  Sigurdur Berntsson
                                           Title: Chief Financial Officer

                                           KAUPTHING BANK HF.


                                           /s/ Hannes Frimann Hrolfsson
                                           ----------------------------------
                                           Name:  Hannes Frimann Hrolfsson
                                           Title: Head of FX and Derivatives
                                                  Sales Treasury of
                                                  Kaupthing Bank Iceland



                                           /s/ Bjork Thorarinsdottir
                                           ----------------------------------
                                           Name:  Bjork Thorarinsdottir
                                           Title: Deputy Managing Director
                                                  Corporate Banking Treasury of
                                                  Kaupthing Bank Iceland

EXHIBIT B
---------

Agreement Concerning Swap Agreement On Equity, dated October 31, 2005 by and between Kaupthing and Lagerinn.

This agreement is a translation of an agreement made between Kaupthing Bank hf.,
     [Icelandic id no.], herein after called "the Bank" and Lagerinn ehf.,
       [Icelandic id no.] dated in October 2005, and is not a copy of the Equity Swap Confirmation ID nr. AFS10440 itself. If any difference between the
    English and Icelandic text occurs, the Icelandic version shall prevail.

EQUITY SWAP CONFIRMATION ID NR. AFS10440
LAGERINN EHF.

Parties to this contract: Kaupthing Bank hf., [Icelandic id no.], herein called
                          "the Bank" and Lagerinn ehf., [Icelandic id no.], Smaratorg 1, 200 Kopavogur, herein after called "the Client".

Date of contract:         31st of October 2005

Start of interest period: 31st of October 2005

Closing date:             30th of April 2006

Due date:                 Closing date, or the date which the contract is closed
                          if earlier.

Reference number:         36425

SWAPS ON CLOSING DAY

Reference amount:

                                            Amount in
Currency       Ratio      Exchange rate     currency        Amount in ISK
----------   ---------    -------------   --------------   ---------------
USD             100.00%           61.20     2,641,754.08       161,675,350

The reference amount is equal to the value of the reference shares. The fee for the contract is not included in the reference amount.

Reference shares:

                         Nominal                     Amount in
Ticker      Currency     amount     Exchange rate    currency      Amount in ISK
--------   ----------   ---------   -------------   ------------   -------------
PIR US     USD            256,900         10.2832   2,641,754.08     161,675,350

The reference shares are shares in PIR US (Pier 1 Imports Inc. isin number US7202791080)

Stock split:              In the event of split shares being issued during the
                          contract period, these same shares are then owned by the Bank, while reference shares named in this contract will at the same time increase according to the split shares issued.

Dividend:                 Dividends, if any, from reference shares during the
                          contract period shall be paid by the Bank to the Client on the closing day of the contract.

OBLIGATION OF CLIENT

Interest period:          The interest period in each instance shall be from the
                          first date of interest period to the due date.

Due date:                 Closing date, or the date which the contract is closed
                          if earlier.

Base of interest at date of contract:

Currency     Base interest     Markup     Interest in total
----------   -------------    --------    -----------------
USD                 4.4663%       1.30%              5.7663%

Interest is calculated on the reference amount for the interest period.

Bank clearance:           A/360, except for GBP, then it's A/365

Payment: The Client has to pay any and all increases that may occur on the exchange rate of the currency in the reference amount from the date of the contract, but any and all decreases in the exchange rate of the currency that may occur will be subtracted. The Client must also pay interest on the reference amount in accordance with this contract. All currency shall be exchanged for ISK on the due date according to the average general exchange rate of the appropriate currency which the Bank publishes in a general currency exchange rate table on the due date, unless the parties agree to a different exchange rate.

Fee: The initial fee for this contract is 0.20% of the total value of the reference shares. On the due date of this contract the Client will pay the Bank a closing fee of 0.20% of the value of the reference shares on the due date. The closing fee in question will not be incurred if the Client initiates a buy-out of the reference shares on the closing date of the contract. The fees are payable when this contract is terminated. Brokerage fees are not included in the aforementioned fees.

OBLIGATION OF THE BANK

Payment: The Bank pays the Client the increase in value of the reference shares from the contract date to the closing date, and the reverse if the value of the reference shares decreases.

Bank clearance:           The next banking day after.

MUTUAL OBLIGATIONS AND/OR RIGHTS


Payment arrangement/      The payments between the parties shall always be
netting:                  netted  out, so that there is never any payment
                          between either party except for the net difference.
                          Should the total payment due from the Client be higher than the total payment due from the Bank the bank will debit the Client's account for the difference. Should the reverse be the case the bank will deposit the difference into the Client's account. Payment is due two banking days after closing day, or the due date if the contract is closed earlier.

Extension and/or          Should the Client wish for a change to this contract,
                          and should the Bank changes: agree to the change, the Client will pay the Bank a fee of ISK 10,000 for each change. Should the Client wish for an extension of this contract the Client shall pay the bank a fee of ISK 10,000 for each extension, in addition to paying the Bank the difference in each other's netted payments, as long as the difference is an obligation to pay on the behalf of the Client.

Closing before the        Should the Client wish to close this contract during
closing date:             the contract period the Bank will, without any
                          guarantee or obligation on its part, release the Client from his obligations and the contract will be netted in accordance with market conditions at the time. The fee incurred by this for the Client (aside from the potential deficit of the contract due to market conditions) can be anything up to 0.125% of the reference shares amount for each month that remains of the contract period, as determined by the Bank.

Security/Collateral:      To secure the prompt and full payment by the Client
                          according to this contract, Jakub a Dul Jacobsen, [Icelandic id no.], has pledged collateral which is specified in the Pledge Agreement concerning derivatives and its appendices which count as part of this contract. This agreement of collateralization is signed by Jakub a Dul Jacobsen and further obligations found therein concerning the Pledged Assets have been accepted by Jakup Napoleon Purkhus, [Icelandic id no.], and the aforementioned parties are the sole shareholders in Smaratorg ehf. and shares in this company are part of the Pledged Assets according to the Pledge Agreement. Collateral needs of the contract and the value of the collateral are calculated daily according to the Bank's policy for determining collateral needs for derivatives and the value of the Client's collateral, as they are at any time. The aggregate collateral needs incurred by contracts the Client has entered are further defined in the parties' Pledge
                          Agreement. If the value of the collateral, as determined by the Bank, is not sufficient to satisfy the calculated collateral needs of the contract, according to the Pledge Agreement, the Bank may require the Client to pledge satisfactory collateral as determined by the Bank such that the collateral requirements of the contract are fully satisfied. If the Client fails to meet the requirements set forth by the Bank concerning the pledge of satisfactory collateral within the timeframe the Bank gives him, the Bank may at any time consider this as an event of default of the contract and may declare this Equity
                          Swap confirmation to become due without specific notification to the Client thereof. As remedy in response to such events of default a method of payment shall come into effect in the same manner as defined above, i.e. by netting.
                          The Bank reserves the right to terminate the contract and to sell the collateral in accordance with further stipulations in the contract concerning collateral if the Bank deems market conditions are such that the risk associated with the collateral will not prove sufficient at the termination of the contract. The
                          Bank my utilize the collateral pledged by the Client in any way the Bank sees fit as payment concerning the obligations of the Client according to this contract.
                          The Pledged Assets may be sold without a court order of sale.

Insolvency:               Should either party become  insolvent this contract
                          will automatically terminate without any specific notification thereof. In cases of insolvency the method of payout shall be the same as above, i.e.
                          netted.

General terms:            In addition to the terms in this contract the general
                          terms regarding interest and currency swaps published by the Bankers' and Securities Dealers' Association of Iceland in February 1998 (1st edition) which the Client is familiar with. If there is a discrepancy between this contract and the general terms this contract supersedes the general terms. Additionally this contract is also governed by the general market terms for clients of Capital Markets division of Kaupthing Bank issued by the board of Kaupthing Bank, as they are at the time and which the Client has specifically agreed to.

Signature:                As confirmation the parties to this contract sign this
                          contract in duplicate and each party retains one copy.
                          With his signature the Client authorizes the above transactions and confirms that he has studied the nature of currency and interest swaps and sought the advice of experts outside the Bank before he signed if he thought that necessary.

Should any legal proceedings arise regarding this agreement they can be tried before the Reykjavik Municipal Court.

This agreement is not negotiable to a third party without the agreement of both parties.

Reykjavik 31st of October 2005

On behalf of Kaupthing Bank hf.

(sign)

On behalf of Kaupthing Bank hf.

(sign)

Lagerinn ehf.

(sign)

Witnesses to the correct date and signature

(sign)

EXHIBIT C
---------

Agreement Concerning Swap Agreement On Equity, dated November 13, 2005 by and between Kaupthing and Lagerinn.


This agreement is a translation of an agreement made between Kaupthing Bank hf.,
     [Icelandic id no.], herein after called "the Bank" and Lagerinn ehf.,
      [Icelandic id no.] dated in November 2005, and is not a copy of the Equity Swap Confirmation ID nr. AFS10631 itself. If any difference between the
     English and Icelandic text occurs, the Icelandic version shall prevail.

EQUITY SWAP CONFIRMATION ID NR. AFS10631
LAGERINN EHF.

Parties to this contract: Kaupthing Bank hf., [Icelandic id no.], herein called
                          "the Bank" and Lagerinn ehf., [Icelandic id no.], Smaratorg 1, 200 Kopavogur, herein after called "the Client".

Date of contract:         13th of November 2005

Start of interest period: 13th of November 2005

Closing date:             5th of April 2006

Due date:                 Closing date, or the date which the contract is
                          closed if earlier.

Reference number:         37120

SWAPS ON CLOSING DAY

Reference amount:

                                               Amount in
Currency      Ratio        Exchange rate       currency        Amount in ISK
----------   ---------    ---------------   ---------------   ----------------
USD             100.00%             62.26     16,539,708.26      1.029.762.236

The reference amount is equal to the value of the reference shares. The fee for the contract is not included in the reference amount.

 Reference shares:

                       Nominal                     Amount in
Ticker    Currency     amount    Exchange rate     currency      Amount in ISK
--------  --------   ----------  -------------   -------------   -------------
PIR US     USD         1,481,600        11.16341   16,539,708.26   1.029.762.236

The reference shares are shares in PIR US (Pier 1 Imports Inc. is in number US7202791080)

Stock split:              In the event of split shares being issued during the
                          contract period, these same shares are then owned by the Bank, while reference shares named in this contract will at the same time increase according to the split shares issued.

Dividend:                 Dividends, if any, from reference shares during the
                          contract period shall be paid by the Bank to the Client on the closing day of the contract.

OBLIGATION OF CLIENT

Interest period:          The interest period in each instance shall be from the
                          first date of interest period to the due date.

Due date:                 Closing date, or the date which the contract is closed
                          if earlier.

Base of interest at date of contract:

Currency      Base interest       Markup       Interest in total
----------   ---------------    ----------    -------------------
USD                   4.4909%         1.30%                5.7909%

Interest is calculated on the reference amount for the interest period.

Bank clearance:           A/360, except for GBP, then it's A/365

Payment: The Client has to pay any and all increases that may occur on the exchange rate of the currency in the reference amount from the date of the contract, but any and all decreases in the exchange rate of the currency that may occur will be subtracted. The Client must also pay interest on the reference amount in accordance with this contract. All currency shall be exchanged for ISK on the due date according to the average general exchange rate of the appropriate currency which the Bank publishes in a general currency exchange rate table on the due date, unless the parties agree to a different exchange rate.

Fee: The initial fee for this contract is 0.20% of the total value of the reference shares. On the due date of this contract the Client will pay the Bank a closing fee of 0.20% of the value of the reference shares on the due date. The closing fee in question will not be incurred if the Client initiates a buy-out of the reference shares on the closing date of the contract. The fees are payable when this contract is terminated. Brokerage fees are not included in the aforementioned fees.

OBLIGATION OF THE BANK

Payment: The Bank pays the Client the increase in value of the reference shares from the contract date to the closing date, and the reverse if the value of the reference shares decreases.

Bank clearance:           The next banking day after.

MUTUAL OBLIGATIONS AND/OR RIGHTS

Payment arrangement/      The payments between the parties shall always be
netting:                  netted out, so that there is never any payment,
                          between either party except for the net difference.
                          Should the total payment due from the Client be higher than the total payment due from the Bank the bank will debit the Client's account for the difference. Should the reverse be the case the bank will deposit the difference into the Client's account.
                          Payment is due two banking days after closing day, or the due date if the contract is closed earlier.

Extension and/or          Should the Client wish for a change to this contract,
                          and should the Bank changes: agree to the change, the Client will pay the Bank a fee of ISK 10,000 for each change. Should the Client wish for an extension of this contract the Client shall pay the bank a fee of ISK 10,000 for each extension, in addition to paying the Bank the difference in each other's netted payments, as long as the difference is an obligation to pay on the behalf of the Client.

Closing before the        Should the Client wish to close this contract during
closing date:             the contract period the Bank will, without any
                          guarantee or obligation on its part, release the Client from his obligations and the contract will be netted in accordance with market conditions at the time. The fee incurred by this for the Client (aside from the potential deficit of the contract due to market conditions) can be anything up to 0.125% of the reference shares amount for each month that remains of the contract period, as determined by the Bank.

Security/Collateral:      To secure the prompt and full payment by the Client
                          according to this contract, Jakub a Dul Jacobsen, [Icelandic id no.], has pledged collateral which is specified in the Pledge Agreement concerning derivatives and its appendices which count as part of this contract. This agreement of collateralization is signed by Jakub a Dul Jacobsen and further obligations found therein concerning the Pledged Assets have been accepted by Jakup Napoleon Purkhus, [Icelandic id no.], and the aforementioned parties are the sole shareholders in Smaratorg ehf. and shares in this company are part of the Pledged Assets according to the Pledge Agreement. Collateral needs of the contract and the value of the collateral are calculated daily according to the Bank's policy for determining collateral needs for derivatives and the value of the Client's collateral, as they are at any time. The aggregate collateral needs incurred by contracts the Client has entered are further defined in the parties' Pledge
                          Agreement. If the value of the collateral, as determined by the Bank, is not sufficient to satisfy the calculated collateral needs of the contract, according to the Pledge Agreement, the Bank may require the Client to pledge satisfactory collateral as determined by the Bank such that the collateral requirements of the contract are fully satisfied. If the Client fails to meet the requirements set forth by the Bank concerning the pledge of satisfactory collateral within the timeframe the Bank gives him, the Bank may at any time consider this as an event of default of the contract and may declare this Equity
                          Swap confirmation to become due without specific notification to the Client thereof. As remedy in response to such events of default a method of payment shall come into effect in the same manner as defined above, i.e. by netting.
                          The Bank reserves the right to terminate the contract and to sell the collateral in accordance with further stipulations in the contract concerning collateral if the Bank deems market conditions are such that the risk associated with the collateral will not prove sufficient at the termination of the contract. The
                          Bank my utilize the collateral pledged by the Client in any way the Bank sees fit as payment concerning the obligations of the Client according to this contract. The Pledged Assets may be sold without a court order of sale.

Insolvency:               Should either party become  insolvent this  contract
                          will automatically terminate without any specific notification thereof. In cases of insolvency the method of payout shall be the same as above, i.e.
                          netted.

General terms:            In addition to the terms in this contract the general
                          terms regarding interest and currency swaps published by the Bankers' and Securities Dealers' Association of Iceland in February 1998 (1st edition) which the Client is familiar with. If there is a discrepancy between this contract and the general terms this contract supersedes the general terms. Additionally this contract is also governed by the general market terms for clients of Capital Markets division of Kaupthing Bank issued by the board of Kaupthing Bank, as they are at the time and which the Client has specifically agreed to.

Signature:                As confirmation the parties to this contract sign this
                          contract in duplicate and each party retains one copy.
                          With his signature the Client authorizes the above transactions and confirms that he has studied the nature of currency and interest swaps and sought the advice of experts outside the Bank before he signed if he thought that necessary.

Should any legal proceedings arise regarding this agreement they can be tried before the Reykjavik Municipal Court.

This agreement is not negotiable to a third party without the agreement of both parties.

Reykjavik 13th of November 2005 On behalf of Kaupthing Bank hf.

(sign)

On behalf of Kaupthing Bank hf.

(sign)

Lagerinn ehf.

(sign)

Witnesses to the correct date and signature

(sign)

EXHIBIT D
---------

Agreement Concerning Swap Agreement On Equity, dated December 9, 2005 by and between Kaupthing and Lagerinn.


   This agreement is a translation of an agreement made between Kaupthing Bank
           hf., [Icelandic id no.], herein after called "the Bank" and Lagerinn ehf., [Icelandic id no.] dated in December 2005, and is not a copy of the Equity Swap Confirmation ID nr. AFS11015 itself. If any difference between the English and Icelandic text occurs, the Icelandic version shall prevail.

EQUITY SWAP CONFIRMATION ID NR. AFS11015
LAGERINN EHF.

Parties to this contract: Kaupthing Bank hf., [Icelandic id no.], herein called
                          "the Bank" and Lagerinn ehf., [Icelandic id no.], Smaratorg 1, 200 Kopavogur, herein after called "the Client".

Date of contract:         9th of December 2005

Start of interest period: 9th of December 2005

Closing date:             5th of April 2006

Due date:                 Closing date, or the date which the contract is closed
                          if earlier.

Reference number:         38481

SWAPS ON CLOSING DAY

Reference amount:

                                                Amount in
Currency       Ratio        Exchange rate       currency        Amount in ISK
----------   -----------   ---------------   ---------------   ---------------
USD               100.00%          63.6317     28,928,702.78     1,840,782,537

The reference amount is equal to the value of the reference shares. The fee for the contract is not included in the reference amount.

Reference shares:

                      Nominal                        Amount in
Ticker   Currency     amount      Exchange rate      currency      Amount in ISK
------   --------   -----------   --------------   -------------   -------------
PIR US   USD          2,513,300        11.510247   28,928,703.79   1,840,782,601

The reference shares are shares in PIR US (Pier 1 Imports Inc. is in number US7202791080)

Stock split:              In the event of split shares being issued during the
                          contract period, these same shares are then owned by the Bank, while reference shares named in this contract will at the same time increase according to the split shares issued.

Dividend:                 Dividends, if any, from reference shares during the
                          contract period shall be paid by the Bank to the Client on the closing day of the contract.

OBLIGATION OF CLIENT

Interest period:          The interest period in each instance shall be from the
                          first date of interest period to the due date.

Due date:                 Closing date, or the date which the contract is closed
                          if earlier.

Base of interest at date of contract:

Currency      Base interest       Markup     Interest in total
--------      -------------     ----------   -----------------
USD                  4.6355%          1.30%             5.9355%

Interest is calculated on the reference amount for the interest period.

Bank clearance:           A/360, except for GBP, then it's A/365

Payment: The Client has to pay any and all increases that may occur on the exchange rate of the currency in the reference amount from the date of the contract, but any and all decreases in the exchange rate of the currency that may occur will be subtracted. The Client must also pay interest on the reference amount in accordance with this contract. All currency shall be exchanged for ISK on the due date according to the average general exchange rate of the appropriate currency which the Bank publishes in a general currency exchange rate table on the due date, unless the parties agree to a different exchange rate.

Fee: The initial fee for this contract is 0.20% of the total value of the reference shares. On the due date of this contract the Client will pay the Bank a closing fee of 0.20% of the value of the reference shares on the due date. The closing fee in question will not be incurred if the Client initiates a buy-out of the reference shares on the closing date of the contract. The fees are payable when this contract is terminated. Brokerage fees are not included in the aforementioned fees.

OBLIGATION OF THE BANK

Payment: The Bank pays the Client the increase in value of the reference shares from the contract date to the closing date, and the reverse if the value of the reference shares decreases.

Bank clearance:           The next banking day after.

MUTUAL OBLIGATIONS AND/OR RIGHTS

Payment arrangement/      The payments between the parties shall always be
netting:                  netted out, so that there is never any payment between
                          either party except for the net difference. Should the total payment due from the Client be higher than the total payment due from the Bank the bank will debit the Client's account for the difference. Should the reverse be the case the bank will deposit the difference into the Client's account. Payment is due two banking days after closing day, or the due date if the contract is closed earlier.

Extension and/or          Should the Client wish for a change to this contract,
                          and should the Bank changes: agree to the change, the Client will pay the Bank a fee of ISK 10,000 for each change. Should the Client wish for an extension of this contract the Client shall pay the bank a fee of ISK 10,000 for each extension, in addition to paying the Bank the difference in each other's netted payments, as long as the difference is an obligation to pay on the behalf of the Client.

Closing before the        Should the Client wish to close this contract during
closing date:             the contract period the Bank will, without any
                          guarantee or obligation on its part, release the Client from his obligations and the contract will be netted in accordance with market conditions at the time. The fee incurred by this for the Client (aside from the potential deficit of the contract due to market conditions) can be anything up to 0.125% of the reference shares amount for each month that remains of the contract period, as determined by the Bank.

Security/Collateral:      To secure the prompt and full payment by the
                          Client according to this contract, Jakub a Dul
                          Jacobsen, [Icelandic id no.], has pledged collateral which is specified in the Pledge
                          Agreement concerning derivatives and its appendices which count as part of this contract.
                          This agreement of collateralization is signed by Jakub a Dul Jacobsen and further obligations found therein concerning the Pledged Assets have been accepted by Jakup Napoleon Purkhus, [Icelandic id no.], and the aforementioned parties are the sole shareholders in Smaratorg ehf. and shares in this company are part of the Pledged Assets according to the Pledge Agreement. Collateral needs of the contract and the value of the collateral are calculated daily according to the Bank's policy for determining collateral needs for derivatives and the value of the Client's collateral, as they are at any time. The aggregate collateral needs incurred by contracts the Client has entered are further defined in the parties' Pledge
                          Agreement. If the value of the collateral, as determined by the Bank, is not sufficient to satisfy the calculated collateral needs of the contract, according to the Pledge Agreement, the Bank may require the Client to pledge satisfactory collateral as determined by the Bank such that the collateral requirements of the contract are fully satisfied. If the Client fails to meet the requirements set forth by the Bank concerning the pledge of satisfactory collateral within the timeframe the Bank gives him, the Bank may at any time consider this as an event of default of the contract and may declare this Equity
                          Swap confirmation to become due without specific notification to the Client thereof. As remedy in response to such events of default a method of payment shall come into effect in the same manner as defined above, i.e. by netting.
                          The Bank reserves the right to terminate the contract and to sell the collateral in accordance with further stipulations in the contract concerning collateral if the Bank deems market conditions are such that the risk associated with the collateral will not prove sufficient at the termination of the contract. The
                          Bank my utilize the collateral pledged by the Client in any way the Bank sees fit as payment concerning the obligations of the Client according to this contract. The Pledged Assets may be sold without a court order of sale.

Insolvency:               Should either party become  insolvent this  contract
                          will automatically terminate without any specific notification thereof. In cases of insolvency the method of payout shall be the same as above, i.e.
                          netted.

General terms:            In addition to the terms in this contract the general
                          terms regarding interest and currency swaps published by the Bankers' and Securities Dealers' Association of Iceland in February 1998 (1st edition) which the Client is familiar with. If there is a discrepancy between this contract and the general terms this contract supersedes the general terms. Additionally this contract is also governed by the general market terms for clients of Capital Markets division of Kaupthing Bank issued by the board of Kaupthing Bank, as they are at the time and which the Client has specifically agreed to.

Signature:                As confirmation the parties to this contract sign this
                          contract in duplicate and each party retains one copy.
                          With his signature the Client authorizes the above transactions and confirms that he has studied the nature of currency and interest swaps and sought the advice of experts outside the Bank before he signed if he thought that necessary.

Should any legal proceedings arise regarding this agreement they can be tried before the Reykjavik Municipal Court.

This agreement is not negotiable to a third party without the agreement of both parties.

Reykjavik 9th of December 2005

On behalf of Kaupthing Bank hf.

(sign)

On behalf of Kaupthing Bank hf.

(sign)

Lagerinn ehf.

(sign)

Witnesses to the correct date and signature

(sign)

Exhibit E
---------

Committed Revolving Credit Facility, dated February 6, 2006 between Lagerinn and Landsbanki.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                USD 50.000.000,-
                       Committed Revolving Credit Facility


                                     Between



                                  Lagerinn ehf.
                                   as Borrower


                                       and


                             Landsbanki Islands hf.

                                   as the Bank

THIS AGREEMENT is dated February 6, 2006 between:

(1) Lagerinn ehf. (the "Borrower");

(2) Landsbanki Islands hf., (the "Bank")

WHEREAS the Bank has agreed to make available to the Borrower a committed revolving credit facility in the amount of USD 50.000.000,- or the equivalent amount in any of the Optional Currencies on the terms of this Agreement,

NOW IT IS HEREBY AGREED as follows:

1.   DEFINITIONS

     1.1. Terms Defined

          In this Agreement:

          "Availability Period"

          means the period from and including the date of this Agreement to and including the Business Day falling one month prior to the Termination Date.

          "Business Day"

          means a day on which banks are open in Reykjavik and London.

          "Borrower"

          means Lagerinn ehf., [Icelandic id no.], Smaratorgi 1, 200 Kopavogur, Iceland.

          "Default"

          means any Event of Default and any event which, with the giving of notice, lapse of time or both or other applicable condition(s), would constitute an Event of Default.

          "Effective Date"

          means the date on which this Agreement is executed and delivered by the Borrower to the Bank.

          "Encumbrance"

          means any mortgage, pledge, lien, charge, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security agreement or arrangement.

          "Event of Default"

          means any of the events specified in Clause 11.1 (Events of Default).
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                                                                               1

          "Exchange Rate"

          means the spot rate of exchange quoted by the Bank for the purchase of the relevant Optional Currency(ies) with USD.

          "Facility Amount"

          means the equivalent of USD 50.000.000,- in any Optional Currency.

          "Interest Period"

          means a period ascertained in accordance with Clause 6 (Interest Periods).

          "LIBOR"

          means in relation to each Loan, for each Interest Period relative thereto, the arithmetic mean, rounded upward if necessary, to the nearest one-sixteenth of one per cent (1/16%) of the annual rates of interest appearing on page LIBOR01 on Reuters (BBA fixings) or any equivalent successor to such page or other page as appropriate (as determined by the Bank) (the "Reuters") for deposits in the relevant currency in the London Interbank Market at or about 11.00 a.m. (London time) two Business Days, prior to the commencement of the Interest Period to which the same is to apply for a period comparable to such Interest Period;

          "Loan"

          means a borrowing made hereunder or (as the context requires) the principal amounts thereof from time to time outstanding (collectively the "Loans").

          "Margin"

          means one point eighty five per cent (1,85 %) per annum.

          "Optional Currencies"

          means ISK, EUR, JPY, SEK, DKK, GBP, USD, CHF, and each of them an "Optional Currency".

          "Person"

          means any individuals, partnerships, corporations, governments, governmental bodies, trusts, joint stock companies, joint ventures, limited liability companies and unincorporated associations.

          "Termination Date"

          means the date falling three months after the date of this Agreement.

2.   THE FACILITY

          Subject to the terms of this Agreement, the Bank agrees to make available to the Borrower a revolving loan facility in an aggregate amount equal to the Facility Amount.
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                                                                               2

3.   DRAWDOWN

     3.1. Availability

          Subject to the terms of this Agreement, the Facility will be available for drawdown in the combination of the Optional Currencies, at the Exchange Rate at the date of drawdown, during the Availability Period. Each borrowing under this Agreement is regarded as a separate Loan and each loan is made on a fully revolving basis for at least one month and up to three months.

          Proceeds of Loans drawn under this Agreement can only be used by the Borrower to purchase shares in Pier 1 Imports, Inc., a Delaware corporation or to purchase shares in another company which has been approved by the Bank. All shares which are purchased with Loans drawns under this Agreement shall be pledged in favor of the Bank in accordance with Clause 12.

     3.2. Notice of Drawing

          When the Borrower wishes to borrow hereunder, it shall give notice to the Bank in the form of Exhibit A, appropriately completed, to be received prior to 12.00 a.m. (GMT) on the 2nd Business Day prior to the proposed date for borrowing, specifying in respect of the proposed borrowing:

          (a)  the date of drawdown of the Loan (which shall be a Business Day);

          (b) the amount in USD to be drawn or in the relevant Optional Currency, and

          (c) an account of the Borrower at a bank to which the proceeds of the borrowing are to be credited.

          Subject to the terms of this Agreement, such notice of drawing ("Notice of Drawing") shall be irrevocable and the Borrower shall be bound to borrow in accordance with such Notice of Drawing.

          Notices of Drawing have to be signed by the Borrower or persons who have been declared with full power and authority to sign such notices on behalf of the Borrower. The Borrower shall on that basis give to the bank Power of Attorney in the form of Exhibit B.


4.   CONDITIONS PRECEDENT

     4.1. Documentary conditions precedent

          The obligation of the Bank hereunder to advance the Loan is subject to the condition that the Bank shall first have received all of the following in form and substance satisfactory to the Bank:

          a) The Company Certificate and the Articles of Association of the Borrower.

          b)   Delivery of Drawdown Notice in a form which is satisfactory in the opinion of the Bank.
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                                                                               3

     4.2. Further conditions precedent

          The obligation of the Bank hereunder to advance a Loan is subject to the following further conditions precedent both at the time of the request for and at the time of the advance of such Loan:

          (a) the matters represented by the Borrower set out in Clause 9.1 (Representations and warranties) are correct; and

          (b) no Event of Default has occurred or will result from such advance.

5.   REPAYMENT, PREPAYMENTS AND CANCELLATION OF COMMITMENTS

     5.1. Repayment

          The Borrower shall repay each Loan to the Bank on it's relevant repayment date as defined in each drawdown notice. No borrowing made hereunder can have a repayment date that exceeds the Termination Date.


     5.2. Prepayment

          The Borrower may, by giving no less than 5 days prior written notice to the Bank, prepay without penalty or premium any Loan on any Business Day in whole or in part.

6.   INTEREST PERIODS

     6.1. Interest Periods

          Each Interest Period shall be of at least one month duration up to three months duration commencing on the drawdown date of each proposed Loan.

     6.2. Business Days

          If any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such day will fall in the next calendar month, in which event it shall be brought forward to the immediately preceding Business Day. If any Interest Period commences on the last Business Day in a calendar month or if there is no corresponding day in the calendar month in which it is to end, then it shall end on the last Business Day in the later calendar month.

7.   INTEREST

     7.1. Rate

          The rate of interest applicable to the Loan for each Interest Period relative thereto shall be applicable LIBOR interest plus the Margin per annum.

     7.2. Due Dates

          Accrued interest on each Loan shall be payable by the Borrower on the last day of each Interest Period.
--------------------------------------------------------------------------------

     7.3. Calculation Basis

          Interest shall accrue from day to day, and be computed on the basis of a year of 360 days and for the actual number of days elapsed unless for Loans in GBP the Calculation Basis shall be 365 days.

     7.4. Default Interest

          In the event that the Borrower fails to pay any principal, interest or any other amount due and payable hereunder, or upon the occurrence of any Event of Default according to Clause 11.1. the Borrower shall pay interest ("Default Interest") on such amount or accelerated amount from the due date until payment is received by the Bank at the rate of the relevant LIBOR plus 8,0 % (eight per cent) per annum.

     7.5. Currency

          Principal repayments and interest on the Loan shall be payable in the currency in which the relevant borrowing was made.

     7.6. Certification

          Each determination of a rate of interest by the Bank hereunder shall, in the absence of manifest error, be conclusive and shall be promptly notified to the Borrower.

8.   PAYMENTS

     8.1. Funds and Place

          All payments to be made by the Borrower hereunder shall be made immediately available and transferable no later than 10.00 a.m. (GMT) on the date upon which the payment is due to the account which the Bank may from time to time designate.

     8.2. Taxes

          All payments to be made by the Borrower hereunder shall be made:

          (i)  without set-off or counterclaim; and

          (ii) free and clear of and without deduction for or on account of any taxes.

          In addition, if any taxes or amounts in respect thereof must be deducted from any amounts payable or paid by the Borrower, the Borrower shall pay such additional amounts as may be necessary to ensure that the Bank receives a net amount equal to the full amount which it would have received on the due date had payment not been made subject to such taxes.

     8.3. Extensions

          Whenever any payment hereunder shall become due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day unless such day will fall in the next calendar month in which event it shall be brought forward to the immediately preceding Business Day. During any extension of the due date for payment of
--------------------------------------------------------------------------------
          the principal of a Loan hereunder interest shall be payable on such principal at the rate payable on the original due date.

     8.4. Appropriations

          In the case of a partial payment, the Bank may appropriate such payment towards such of the obligations of the Borrower hereunder as the Bank may decide.

9.   REPRESENTATIONS AND WARRANTIES

     9.1. Representations and warranties

          The Borrower represents and warrants to the Bank that:

          a) Corporate Existence: It is a duly organised and validly existing company incorporated and existing under the laws of its jurisdiction;

          b) Powers and Authorisations: It has the power to enter into and perform this Agreement and the transactions contemplated hereby and has taken all necessary action to authorize the entry into and performance of this Agreement and the transactions contemplated hereby;

          c) Validity and Enforceability: This Agreement constitutes legal, valid and binding obligations of it enforceable in accordance with its terms;

          d) Performance: The performance or undertaking of the obligations set out in this Agreement will not contravene any applicable law or regulation or any agreement binding upon it;

          e) Payments: All payments made or to be made by it under this Agreement or other document envisaged hereunder can be made free and clear of, and without deduction or withholding for or in account of, any Taxes;

          f) Governing law and enforcement: The choice of Icelandic law as the governing law of this Agreement will be recognised and enforced in its jurisdiction of incorporation and any judgment obtained in Iceland in relation to this Agreement will be recognised and enforced in its jurisdiction of incorporation;

          g) No Default: No Default has occurred which might have a material adverse change on its business or financial condition;

          h) Non-conflict with laws: The entry into and performance by it of this Agreement and the transactions contemplated hereby do not and will not conflict with (i) any of its constitutional documents or (ii) any agreement or document to which it is a party or which is binding upon it or any of its assets, nor result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such agreement or document;

          i) Consents: All authorisations, approvals, consents, licenses, exemptions, filings, registrations, notarisations and other matters, official or otherwise, required or advisable in connection with the entry into performance, validity and enforceability of this Agreement and the transactions contemplated hereby have been obtained or effected and are in full force and effect;
--------------------------------------------------------------------------------

          j) Full Disclosure: All information supplied by it in connection with this Agreement is true, complete, accurate in all material respects and it is not aware of any material facts or circumstances that have not been disclosed to the Bank and which might, if disclosed, adversely affect the decision of a person considering whether or not to provide finance to it;

          k) No filings required: It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement that it or any other instrument be notarised, filed, recorded, registered or enrolled in any court or public office or that any stamp, registration or similar tax or charge be paid on or in relation to this Agreement and this Agreement is in proper form for its enforcement in its jurisdiction;

          l) Litigation: No litigation, arbitration or administrative proceedings are current or, to it knowledge pending or threatened, which is likely to have material adverse effect on the financial standing of the Borrower.

     9.2. Repetition

          The representations and warranties set out in Clause 9.1 (Representations and warranties) shall survive the execution of this Agreement and shall be deemed to be repeated by the Borrower at the beginning of each Interest Period with reference to the facts and circumstances then subsisting, as if made at each such time.

10.  UNDERTAKINGS

     10.1. Duration

          The undertakings in this Clause 10 (Undertakings) shall remain in force from and after the date hereof and so long as any amount is or may be outstanding hereunder.

     10.2. Accounts

          The Borrower shall deliver to the Bank:

          (a) its audited annual accounts within one month of the same being prepared and in any event not later than 90 days after the end of the period to which such statements relate; and

          (b) its semi annual accounts within one month of the same being prepared and in any event not later than 45 days after the end of the period to which such statements relate.

          The accounts of the Borrower shall be prepared in accordance with generally accepted accounting principles in its jurisdiction of incorporation.
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                                                                               7

      10.3. Compliance

          The Borrower shall maintain and ensure compliance with all material permits, licences, consents filing and disclosure requirements and undisputed agreements relating to its business activities and shall forthwith notify the Bank if any of these become subject to administrative or court proceedings initiated by the Borrower or any third party

     10.4. Corporate Identity

          The Borrower undertakes to procure that no change or amendment to its Articles of Association or other constitutive documents (including, but not limited to change of purpose) shall be made as long as any debt under this Agreement is unpaid to the Bank

     10.5. Notification of Defaults

          The Borrower shall notify the Bank of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon its occurrence.

     10.6. Change of Business:

          Except with the prior written consent of the Bank, the Borrower will not make any substantial change in its business, as conducted as at the date of this Agreement, or sell or cease to carry on its business as conducted at the date of this Agreement.

     10.7. No Merger

          The Borrower, shall not, without the prior written consent of the Bank, enter into any amalgamation, demerger, merger or reconstruction otherwise than unless the Borrower is the surviving entity.

     10.8. Disposals

          The Borrower shall not either in a single transaction or in a series of transactions, without the prior written consent of the Bank, sell, transfer, lease or otherwise dispose of, or cease to exercise direct control over any part of its present or future assets, of value exceeding 10% of total book value of the Borrower.


     10.9. Insurance

          The Borrower will maintain in full force and effect at all times, with financially sound and reputable insurance companies that customarily write insurance for the risks covered thereby, insurance against such risks and in such amounts (and with such deductibles) as are customarily carried by similar companies in similar businesses.

     10.10. Compliance with laws and payment of Taxes

          (a) The Borrower shall comply in all material respects with all laws and regulations applicable to it provided that nothing in this Clause shall prevent the Borrower from contesting in good faith the application to it of such laws and regulations.
--------------------------------------------------------------------------------

          (b) The Borrower shall pay all its taxes when due, except to the extent the taxes are contested in good faith and by appropriate means, and a reserve reasonably regarded as adequate and generally required by international accounting standards has been set aside for payment of those contested taxes.

          (c) If any taxes or amounts in respect thereof must be deducted from any amounts payable or paid by the Borrower hereunder, the Borrower shall pay such additional amounts as may be necessary to ensure that the Bank receives a net amount equal to the full amount which it would have received on the due date had payment not been made subject to such taxes.

     10.11. Stamp-Duties

          The Borrower shall pay or indemnify the Bank against any and all stamp, registration and similar Taxes or charges which may be payable in connection with the entry into, performance or enforcement of this Agreement.


     10.12. Financial Information

          The Borrower shall furnish the Bank with a copy from time to time with reasonable promptness of such financial and other information as to itself as the Bank may reasonably require;


     10.13. Dividends and other payments

          The Borrower shall not, without prior written consent of the Bank, pay any dividend or make any distribution of or on share capital or pay interest or instalments on subordinated loans if such loans exist.

11       DEFAULT

     11.1. Events of Default

          Each of the events set out below is an Event of Default (whether or not caused by any reason whatsoever outside the control of the Borrower, or of any other Person):

          (a) Non-payment: The Borrower fails to pay any amount payable by the Borrower under this Agreement when due; or

          (b) Default under other provisions. If the Borrower breaches any of the undertakings in Clause 10 or other provisions of this Agreement or any other Agreement related hereto especially the representations and warranties in Clause 9.1, always provided that the Borrower in the event of such breach (in the sole opinion of the Bank) has not remedied such breach within 3 banking days from the date the Borrower receives notice thereof; or
--------------------------------------------------------------------------------

          (c) Cross default: failure by the Borrower to make payment when due of any obligation (other than in respect of this Agreement) exceeding USD 500.000 (or its equivalence in other currencies); or default by the Borrower, in the performance of any agreement under which any such obligation is created if the effect of such default is to cause such obligation to become due, or to permit the holder or holders of such obligation to declare such obligation due prior to its normal maturity; or

          (d) Loss of Licence: any material licence, material contract, consent, approval or authorisation necessary for the Borrower to conduct its business is lost, revoked, cancelled or materially amended or terminated or notice of such loss, revocation, cancellation or termination is given and such licence, material contract or authorisation is not contemporaneously therewith replaced on the same, substantially the same or improved terms; or


          (e) Cessation: the cessation by the Borrower of its operations or the sale or other disposition of all or a substantial portion of its assets, or a decision by the Borrower to cease its operations or to sell or otherwise dispose of all or a substantial portion of its assets; or

          (f) Unlawfulness: at any time it is unlawful for the Borrower to perform any of its obligations hereunder; or

          (g) Legal process: any judgment or order made against the Borrower is not stayed or complied with within fourteen days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or against, any of the undertakings, assets, rights or revenues of the Borrower and is not discharged within fourteen days, unless in each case the same is being contested in good faith by appropriate proceedings; or

          (h) Insolvency; compositions: If the Borrower is unable to pay its debts as they fall due, suspends making payment on any of its debts or commences negotiations with one or more of its creditors or, an order of a competent court or an event analogous thereto shall be made or any effective resolution passed in relation to the bankruptcy, composition proceedings, debt negations, liquidation, winding-up or similar event of the Borrower; or

          (i) Bankruptcy or insolvency proceedings: the Borrower takes any action or any legal proceedings are started or other steps taken for (i) the Borrower to be adjudicated or found bankrupt or insolvent, (ii) the winding-up or dissolution of the Borrower, or
               (iii) the appointment of a liquidator, administrator, trustee, receiver or similar officer of the Borrower or the whole or any part of their respective undertaking, assets, rights or revenues; or

          (j) Change of ownership or control of the Borrower: The majority of the shares in the Borrower changes hands without a prior written consent of the Bank. In this respect Change of Ownership includes, but is not limited to mergers, amalgamations or demergers; or
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                                                                              10

          (k) Material adverse change: any event or series of events occurs which, in the reasonable opinion of the Bank, would have a material adverse effect on the condition, operations, assets, liabilities and prospects of the Borrower or on the ability of the Borrower to comply with its obligations under this Agreement.

     11.2. Acceleration

          In the case of any such event as is mentioned in Clause 11.1 (Events of Default), and at any time thereafter if any such event shall then be continuing, the Bank shall by notice to the Borrower:

          (a) declare that the obligations of the Bank hereunder shall be cancelled forthwith whereupon the same shall be so cancelled forthwith; and/or

          (b) declare all Loans made herunder to be immediately due and payable whereupon the same shall become immediately due and payable together with all interest accrued thereon and all other amounts payable hereunder.

     11.3. Default Indemnity

          The Borrower shall indemnify the Bank against any loss or expenses, which the Bank may sustain or incur as a consequence of:

          (a)  the occurrence of any Default;

          (b) any default in payment on the due date (or in the currency in which such payment is due) of the principal of the Loans or any part thereof or interest accrued thereon or any other amount payable hereunder or any repayment of a Loan other than on the Interest Payment Date relating thereto, including but not limited to any loss or expenses on account of funds borrowed, contracted for or utilised to fund any amount payable hereunder. A certificate of the Bank of the amount of any such loss or expense shall be conclusive in the absence of manifest error.

12   SECURITY

     12.1. Pledge

          To guarantee that payment will be made, on time and without loss, of all Loans provided for in this Agreement, the Borrower hereby pledges in favor of the Bank all shares which are purchased with Loans drawn under this Agreement.

          To guarantee that payment will be made, on time and without loss, of all Loans provided for in this Agreement, Jakup a Dul Jacobsen has pledged in favor of the Bank shares in Rumfatalagerinn ehf., [Icelandic id no.] at the nominal value of ISK 2.472.000,-

13   ACCOUNTS AS EVIDENCE

     Accounts maintained by the Bank in connection herewith shall constitute prima facie evidence of sums owing to the Bank hereunder in the absence of manifest error.
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                                                                              11

14   EXPENSES

     14.1. Out-of-pocket expenses

          Upon demand, all costs, taxes, charges and expenses (including external and internal legal fees) incurred by the Bank in connection with the making of this Agreement, shall be payable by the Borrower. Such fee being payable on the date of incurrence.

     14.2. Enforcement expenses

          The Borrower shall reimburse the Bank on demand for the charges and expenses (including value added tax or any similar tax thereon and including the fees and expenses of legal advisers) incurred by it in connection with the enforcement of, or the preservation of any rights under, this Agreement.

15   STAMP DUTIES

     The Borrower shall pay or indemnify the Bank against any and all stamp, registration and similar Taxes or charges which may be payable in connection with the entry into, performance or enforcement of this Agreement (including penalties for late payment).

16   WAIVERS, REMEDIES CUMULATIVE

     No failure to exercise and no delay in exercising on the part of the Bank, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No waiver by Bank shall be effective unless it is in writing.

17   NOTICES

     17.1. Address

          Except as otherwise stated herein, all notices or other communications hereunder to any party hereto shall be in writing and shall be deemed to be duly given or made when delivered (in the case of personal delivery or letter) and when dispatched to such party addressed as follows:

          (a) if to the Borrower, to Lagerinn ehf. Fax: +__________________. Attn:_______________________

          (b)  if to the Bank, to Landsbanki Islands hf., Hafnarstraeti 5. Fax
               No: +354 410 3013. Attn: Corporate Banking;

          or at such other address and facsimile number as such party may hereafter specify for such purpose to the other parties.
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                                                                              12

     17.2. Non-working Days

          A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place.

18   ASSIGNMENTS AND SUBSTITUTION

     18.1. Successors

          This Agreement shall be binding upon and inure to the benefit of the Borrower and the Bank and their respective permitted successors and assigns.

     18.2. Assignments by the Borrower

          The Borrower may not assign or transfer all or any part of its rights or obligations hereunder without the prior written consent of the Bank.

     18.3. Assignments by the Bank

          The Bank may at any time assign or otherwise transfer or novate all or any part of its rights or obligations hereunder and provided that any transferee shall have confirmed to the Borrower prior to the transfer taking effect, that it undertakes to be bound by the terms of this Agreement as the Bank in form and substance satisfactory to the Borrower. On the transfer being made, the Bank shall be relieved of its obligations to the extent of the transfer of such obligations.

19   SET OFF

     The Borrower authorises the Bank in the event of any non-payment of any amounts hereunder when due to apply any credit balance (in whatever currency) standing upon any account of the Borrower with any branch or office of the Bank in or towards satisfaction of any sum, whether principal, interest or otherwise, at any time due to the Bank from the Borrower pursuant to this Agreement.

20   LANGUAGE

     Each document referred to herein or to be delivered hereunder shall be in the English language or accompanied by a certified English translation thereof. In case of conflict and unless the Bank otherwise specify, the English language version of any such document shall prevail.

21   GOVERNING LAW

     This Agreement shall be governed by Icelandic law.

22   JURISDICTION

     Each of the parties hereto irrevocably agrees that the District Court of Reykjavik shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purpose, irrevocably submits to the jurisdiction of that court.
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                                                                              13

23   SEVERABILITY

     If any provision of this Agreement is prohibited or unenforceable in any jurisdiction such prohibition or unenforceability shall not invalidate the remaining provisions hereof or affect the validity or enforceability of such provision in any other jurisdiction.

24   COUNTERPARTS

     This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.


IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed on the date first written above.

                                   SIGNATORIES


AS THE BORROWER

On behalf of Lagerinn ehf.




AS THE BANK

On behalf of Landsbanki Islands hf.





Witnesses to the correct date and signatures:









                                    APPENDIX A


                                NOTICE OF DRAWING

To:  Landsbanki Islands hf.
     Hafnarstraeti 5
     101 Reykjavik.

Pursuant to Clause 3 (Drawdown) of the Committed Revolving Credit Facility Agreement in the amount of USD 50.000.000,- dated_____________, (the "Agreement") between ourselves as Borrower, and yourselves as the Bank we hereby give you notice of the following proposed borrowing:

(a)  Date of Drawdown: [ ]

(b)  Amount and Currency [ ]

(c)  Interest rate, LIBOR+ [ ]

(d)  Payment Instructions: [ ]

(e)  Due date [ ]


Terms defined in the Agreement shall have the same meaning herein.

We confirm that the matters represented by us and set out in Clause 9.1 (Representations and warranties) of the Agreement are true and accurate on the date hereof as if made on such date and that no Default has occurred and is continuing or would result from the proposed borrowing.

On behalf of Lagerinn ehf.

                                    APPENDIX B

                          P O W E R O F A T T O R N E Y
--------------------------------------------------------------------------------


Lagerinn ehf., [Icelandic id no.], Smaratorgi 1, 200 Kopavogur as the Borrower, and Landsbanki Islands hf., [Icelandic id no.], Austurstraeti 11, 155 Reykjavik, as the Bank, have entered into a Committed Revolving Credit Facility Agreement (the Agreement) in the amount of USD 50.000.000,-

Lagerinn ehf. hereby appoints____________________________________with full power and authority from the company, to sign all notices of drawing under the Agreement.

                                      ______________________________________

                              (Signature specimen)

                                      ______________________________________

                              (Signature specimen)


Furthermore, each of the above-mentioned attorney is authorised to sign and/or despatch all other documents and notices to be signed and/or despatched by the Borrower under or in connection with the Agreement.

This Power of Attorney shall be governed by Icelandic law.

This Power of Attorney is valid until the Board of Directors have notified the Bank about the cancellation.

                                ____________2006.


                           On behalf of Lagerinn ehf.